Sirona Dental Systems, Inc. • Long Island City, NY 11101, USA

VIA EDGAR

Mr. Kevin L. Vaughn	Sirona Dental Systems, Inc.
Accounting Branch Chief	30-30 47th Avenue
United States Securities and Exchange Commission	Long Island City
Division of Corporation Finance	NY 11101, USA
100 F Street, N.E.	www.sirona.com
Washington, D.C., 20549

March 9, 2012

Re:	Sirona Dental Systems, Inc. Form 10-K for the Fiscal Year Ended September 30, 2011 Filed November 21, 2011
File No. 0-22673

Dear Mr. Vaughn:

This letter is in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in its letter dated February 24, 2012 concerning the above-referenced Annual Report on Form 10-K of Sirona Dental Systems, Inc. (the “Company”), as well as the Form 8-K filed on February 3, 2012. For the convenience of the Staff, we have repeated each of the Staff’s comments immediately above our response to the corresponding comment.

Form 10-K for the Fiscal Year Ended September 30, 2011

Notes to Consolidated Financial Statements, page F-10

Note 1 – The Company and its Operations, page F-10

Foreign Currency, page F-10

1.	We note the significant fluctuations year-over-year in the (gain)/loss on foreign currency transactions, net in the Consolidated Statements of Income. Please tell us if any rate changes have occurred after the date of your financial statements and, if so, whether the effect on unsettled balances pertaining to foreign currency transactions is significant. Refer to paragraph 830-20-50-2 of the FASB Accounting Standards Codification.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 • Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

March 9, 2012

Response:	We respectfully advise the Staff that while there were changes in foreign exchange rates occurring after the date of our respective financial statements and prior to filing, those changes did not have a significant impact on unsettled balances for which additional disclosure under ASC 830-20-50-2 would have been necessary.[1]

Our exposure to exchange rate sensitivity, particularly that of the Euro and U.S. Dollar, have been described in detail in Item 7A Quantitative and Qualitative Disclosures About Market Risk on pages 48-49 of our Fiscal 2011 Form 10-K. Of the balance of unsettled amounts as of September 30, 2011, of $60.1 million, approximately 75% are exposed to exchange rate changes between three currencies: U.S. Dollar, Euro, and Japanese Yen. These exchange rates did not fluctuate significantly between September 30, 2011 and November 18, 2011.

In order to reduce the impact of foreign currency fluctuations in the normal course of business, we use forward foreign currency contracts to manage a significant portion of our foreign currency exposure for the U.S. Dollar and Japanese Yen relating to the Euro. Gains/losses from these forward currency contracts partly offset of gains/losses from foreign currency transactions and are reported under the caption “Loss/(gain) on derivative instruments” on our income statement. These forward contracts serve as “economic” hedges, and hedge accounting is not applied.

[1]	Most relevant exchange rates:

Euro/U.S. Dollar: 1.3597 (Sep. 30, 2011) vs. 1.3476 (Nov. 18, 2011)

Euro/Japanese Yen: 104.18 (Sep. 30, 2011) vs. 103.76 (Nov. 18, 2011)

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 • Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

March 9, 2012

Form 8-K Filed February 3, 2012

2.	We note your disclosure of non-GAAP operating income, excluding amortization in the summary bullet points in the introduction to your press release. In future filings, please include a presentation, with equal or greater prominence, of the most directly comparable financial measure or measures calculated and presented in accordance with GAAP in accordance with Regulation G.

Response:        In response to the Staff’s comment, in future filings, we will comply with the Staff’s request.

3.	We note that you present forward-looking non-GAAP measures. However, we do not see where you have provided a reconciliation of these forward-looking non-GAAP financial measures with the corresponding forward-looking GAAP financial measures as required by Regulation G or otherwise provided the disclosures required by Regulation G for forward-looking non-GAAP financial measures. Please revise future filings by providing reconciling information that is available without unreasonable effort. As applicable, include clear disclosure of why any forward-looking GAAP information is not accessible. Identify such information that is unavailable and disclose its probable significance. Refer to the guidance in Regulation G.

Response:        In response to the Staff’s comment, in future filings, we will comply with the Staff’s request.

In addition, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 • Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com

United States Securities and Exchange Commission

March 9, 2012

If you have any questions or require further information with respect to the foregoing, please do not hesitate to call me at +43 662 2450 509 or Steven Suzzan of Fulbright & Jaworski L.L.P. at (212) 318-3092.

Sincerely,

Simone Blank Executive Vice President and Chief Financial Officer

cc:	Gary Newberry, Securities and Exchange Commission
Lynn Dicker, Securities and Exchange Commission
Jonathan Friedman, General Counsel, Sirona Dental Systems, Inc.
Steven Suzzan, Fulbright & Jaworski L.L.P.

Sirona Dental Systems, Inc. • 30-30 47th Avenue, Suite 500 • Long Island City, NY 11101, USA • Telephone: + 1 718 482-2011 • Telefax: +1 718 937-5962 • E-Mail: contact@sirona.com